Apimeds Pharmaceuticals US, Inc.

2 East Broad Street 2nd Floor

Hopewell, NJ 08425

May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Daniel Crawford
Laura Crotty

Re:	Apimeds Pharmaceuticals US, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-282324) (the “Registration Statement”)

Ladies and Gentlemen,

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on Monday, May 5, 2025, or as soon thereafter as practicable.

Should you have any questions concerning this request, please contact our counsel, Nelson Mullins Riley & Scarborough LLP, by calling W. David Mannheim at (919) 329-3804 or Mike Bradshaw at (202) 689-2808.

Very truly yours,

Apimeds Pharmaceuticals US, Inc.

By:	/s/ Erik Emerson
Name:	Erik Emerson
Title:	Chief Executive Officer